

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04008831

February 11, 2004

Brian D. Wenger
Briggs and Morgan
2200 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/11/2004

Re: PepsiAmericas, Inc.
Incoming letter dated January 2, 2004

Dear Mr. Wenger:

This is in response to your letter dated January 2, 2004 concerning the shareholder proposal submitted to PepsiAmericas by Alexander R. Lehmann. We also have received a letter from the proponent dated January 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Alexander R. Lehmann
812 Sleepy Hollow Road
Briarcliff, New York 10510

948086

2200 IDS CENTER
80 SOUTH EIGHTH STREET
MINNEAPOLIS, MINNESOTA 55402
TELEPHONE (612) 977-8400
FACSIMILE (612) 977-8650

BRIGGS AND MORGAN

PROFESSIONAL ASSOCIATION

WRITER'S DIRECT DIAL

(612) 977-8573

WRITER'S E-MAIL

bwenger@briggs.com

January 2, 2004

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street NW
Washington DC 20549

**Re: PepsiAmericas, Inc. (File No. 1-15019)
Intention to Omit Shareholder Proposal of
Alexander R. Lehmann**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice to the Securities and Exchange Commission (the "Commission"), on behalf of PepsiAmericas, Inc. (the "Company"), of the Company's intention to omit from its proxy materials (the "2004 Proxy Materials") for its 2004 Annual Meeting of Shareholders (the "Annual Meeting") the proposal and supporting statement submitted by Alexander R. Lehmann (the "Proponent"), dated November 21, 2003, as amended and restated on December 31, 2003 (which proposal and supporting statement are herein referred to as the "Proposal") (attached as Attachment A). As required by Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

The Proponent has requested that the following resolutions be considered and voted upon at the Annual Meeting:

> BE IT RESOLVED, that PAS' Board of Directors assert its fiduciary duty to represent and protect all owners and direct management to pursue the company's objective to maximize shareholder value by focusing its business planning and execution on available value creating strategies. Available strategies that would add market value include
>
> > Eliminating an annual marketing support shortfall from Pepsico of $105 million;

> Examining ownership alternatives for $270 million of PAS' value destroying European assets;
>
> Decreasing continuing reinvestment risk by increasing PAS' dividend payout to approximate Pepsico's payout level;
>
> Working with Pepsico in developing an equitable pricing and marketing support system that provides for consistent and comparative bottler incentives;
>
> Exploring with Pepsico the desirability and feasibility of returning PAS to the market for control; and
>
> Using criteria deriving from these value creating strategies to support future changes in management compensation.

The Proposal actually sets forth seven distinct proposals, namely requests that the Company (1) direct management to pursue shareholder value, (2) increase support payments from PepsiCo, (3) consider disposing of European assets, (4) increase the dividend to a specified level, (5) develop a pricing and marketing support system, (6) develop a plan for reducing PepsiCo's interest in the Company, and (7) use compensation criteria that lead to value creation.

Because the Proposal contains seven different proposals, we have included the following chart for ease in reviewing the Company's substantive objections. In addition, the Proposal also is excludable on procedural grounds under Rule 14a-8(c) as discussed at the end of this letter.

	Substantially Implemented	Ordinary Business	Lack Power or Authority	Specific Dividends	False and Misleading
Direct Management to Pursue Value	X				
Increase PepsiCo Support Payments		X	X		X
Consider Disposing of European Assets		X			
Increase Dividend to Specific Level		X		X	
Develop Pricing and Marketing Support System		X	X		
Develop Plan for Reducing PepsiCo's Interest			X		
Use Compensation Criteria that Lead to Value Creation	X	X			

1. **<u>The Proposal may be omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(10) because it relates to matters that the Company has already substantially implemented.</u>**

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from the proxy materials "[i]f the company has already substantially implemented the proposal." The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it relates to matters that the Company has already implemented.

Management repeatedly acknowledges its goal of maximizing shareholder value

In the Company's opposition statement contained in the proxy materials (the "2002 Proxy Materials") for its 2002 Annual Meeting of Shareholders, in response to an earlier shareholder proposal from the Proponent ("Be it resolved that it is high time for PAS' board of directors to perform its fiduciary duty and start protecting the longer term interests of all shareholders and to direct management to vigorously pursue the overriding objective set in early 1999 of 'maximizing shareholder value' by..."), the Company reiterated its focus on maximizing shareholder value:

> We agree with the premise of Mr. Lehmann's proposal that the corporation should focus on maximizing shareholder value and that increasing our return on invested capital is an important component of shareholder value.

In the 2002 Proxy Materials, the Company set forth, in detail, the strategies it sought, and currently seeks, to use to effectuate improved shareholder value:

> Our focus for 2002 is on U.S. volume growth and continuing improvements toward international profitability. Conscious of our fiduciary duties and the ***long-term interests of shareholders***, we have articulated the following corporate strategies to effectuate those goals:
>
> - Grow the top line;
> - Improve efficiency;
> - Acquire contiguous territories domestically; and

- Continue to build toward international profitability by participating in all growing beverage categories and rationalizing distribution. *(emphasis added)*

Since the distribution of the 2002 Proxy Materials, the Company has made repeated references to the importance of improving shareholder value. In the first quarter 2003 conference call, the Chairman and Chief Executive Officer of the Company stated, "We know the bottom line for all of us is to increase shareholder value through profitable growth and returns in excess of our cost of capital, and that continues to be our goal." At a presentation hosted by Prudential Securities on September 3, 2003, the Chief Financial Officer of the Company stated, "So, to sum up, our goal is to build a healthy, growing beverage company and increase shareholder value." In the third quarter 2003 conference call, the Chairman and Chief Executive Officer of the Company stated, "I believe that our performance this quarter, both in terms of costs and execution, is evidence of an organization that is focused on delivering positive return to our shareholders."

In summary, the Proposal calls upon the Company's board of directors to direct management to pursue a goal of maximizing shareholder value. The 2002 Proxy Materials contained the board's affirmative statement that the Company "should focus on maximizing shareholder value." The Company has made numerous other recent public announcements reaffirming this goal. Having made clear that maximizing shareholder value is the goal that management pursues, which exactly encompasses the action requested by the Proposal, the Company does not believe it should be required to present this matter to its shareholders.

The Company's incentive compensation plan is linked directly to value creation

The Proponent suggests that the Company should alter management compensation using criteria derived from value creating strategies. The Company set forth the following disclosure about incentive compensation in the proxy materials (the "2003 Proxy Materials") for its 2003 Annual Meeting of Shareholders:

> The executive officers named in the summary compensation table, together with approximately 86 additional executives and managers of PepsiAmericas, Pepsi General and P-Americas, participate in the Annual Incentive Compensation Plan. Target amounts payable under this plan are established annually and are proportionate to each participant's accountability for PepsiAmericas' business plans. The actual value of compensation these executives earn under this plan is based primarily on a formula which relates the target amounts and objectives we establish to corporate and subsidiary financial results and functional performance objectives. In 2002, there were three

> components to the Annual Incentive Compensation Plan: operating income (40%), sales growth (30%) and a function specific measure (30%). As general managers, Mr. Pohlad and Mr. Keiser's bonus measures were operating income, sales volume and net revenue. The other executive officers named in the summary compensation table had similar financial measures used to determine payments under the plan.

Operating income, sales growth and function specific measures (measures that specifically target initiatives that drive shareholder value) are all matters that deal with value creation. These objective performance measures were specifically designed to link incentive compensation to the enhancement of shareholder value. In fact, the same performance measures described above were used for incentive compensation determinations during 2003 as well. Because such standards have been implemented independent of the Proponent's request that the Company take steps to link management compensation to value creation, the Company does not believe it should be required to present this matter to its shareholders.

Based on the foregoing, the Proposal is properly excludable from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(10).

2. <u>The Proposal may be omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(7) because it relates to ordinary business matters.</u>

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from the proxy materials "i[f] the proposal deals with a matter relating to the company's ordinary business operations." The Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to ordinary business matters. The staff of the Commission provided the following explanation of this basis for exclusion in Exchange Act Release No. 34-40018 (May 21, 1998):

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

Administration of management compensation is a matter of ordinary business

The Proponent has requested that the board utilize compensation criteria that link management compensation to value creation. The implementation of a compensation standard for a company's "management" is a subject of ordinary business operations and, therefore, clearly outside the scope of shareholder matters. Further, the Proposal lacks social policy concerns which could cause its subject matter to transcend day-to-day business matters.

In Xerox Corp. (Mar. 31, 2000), the staff of the Commission did not recommend enforcement action with respect to a company's decision to omit a proposal calling upon the company to provide a target level of compensation and benefits to employees. See also Merck & Co., Inc. (Mar. 6, 2000). Proposals dealing with compensation of other than executive officers and directors, such as the Proposal offered by the Proponent, cannot properly be addressed by shareholders at an annual meeting because they are proposals relating to ordinary business matters.

Disposition of European assets is a matter beyond the scope of shareholder action

The Proponent also has asked the Company to consider the disposition of its European assets. The Company, the second largest Pepsi bottler, has operations in 18 states as well as Puerto Rico, Jamaica, the Bahamas, Trinidad and Tobago, Poland, Hungary, the Czech Republic and Republic of Slovakia. Depriving management of a multi-national corporation of the ability to make decisions regarding the geographical allocation of corporate resources would remove from management ultimate control over ordinary business affairs.

In addition, the Company believes this element of the Proposal constitutes an effort to "micro-manage" the Company's business affairs by probing into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. See Exchange Act Release No. 34-40018 (May 21, 1998).

Support payments, pricing and marketing programs and dividend levels are matters over which management must retain ultimate responsibility

Other elements of the Proposal also constitute further efforts to micro-manage the Company, including the Proponent's requests that the Company eliminate "an annual marketing support shortfall from Pepsico of $105 million," develop a "pricing and marketing support system that provides for consistent and comparative bottler incentives," and increase its "dividend payout to approximate Pepsico's payout level."

Pursuant to its marketing programs, PepsiCo provides support payments to its bottlers, including the Company and The Pepsi Bottling Group, Inc. ("PBG"), to support sales campaigns and incent bottlers. Extensive negotiations regarding these payments regularly occur. Even if the Company were able to restructure PepsiCo's marketing program, which it cannot, such topic would be within the purview of management. With respect to dividends, management of the Company regularly reviews the appropriate level of dividends and makes board recommendations. Support payments, marketing programs and dividend payouts are all complex matters that require, and receive, the attention of management. These elements of the Proposal involve ordinary business matters. Further, such elements also may be excluded pursuant to Rule 14a-8(i)(6), Rule 14a-8(i)(13) and Rule 14a-8(i)(3) as set forth below.

Based on the foregoing, the Proposal is properly excludable from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(7).

3. **The Proposal may be omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(6) because it relates to matters which the Company lacks the power or authority to implement.**

Rule 14a-8(i)(6) permits the exclusion of a shareholder proposal from the proxy materials "[i]f the company would lack the power or authority to implement the proposal." The Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(6) because it relates to matters that the Company lacks the power or authority to implement.

PepsiCo makes its own investment decisions

The Proponent calls upon the Company to explore with PepsiCo "returning [the Company] to the market for control." In plain English, the Proponent is asking the Company to reduce PepsiCo's ownership interest in the Company. It is indisputable that the Company has no control over whether PepsiCo continues to own its stock in the Company. The Proponent argues that the value of the Company is artificially suppressed by this ownership percentage. Even if the Proponent's claim was true, which we contest, the Company is simply unable to cause PepsiCo to relinquish its ownership interest. In fact, in the fall of 2003, PepsiCo advised the Company that it had no plans to reduce its ownership interest in the Company. The Company is simply unable to achieve the Proponent's goal of reducing PepsiCo's interest in the Company.

The Company cannot unilaterally increase PepsiCo's support payments or institute a pricing and marketing support program because PepsiCo makes those decisions

The Proponent asks the Company to increase PepsiCo's level of marketing support and develop a pricing and marketing support system that provides for consistent bottler incentives. As explained above, such payments are the subject of extensive negotiations between PepsiCo and its bottlers within the parameters of the marketing programs established by PepsiCo. In the 2002 Proxy Materials, in response to an earlier shareholder proposal from the Proponent, the Company explained:

> We are in continual dialogue with Pepsi-Cola Company about the level of marketing support provided to our company. Pepsi-Cola Company has hundreds of franchisees. It provides many different levels of support to these franchisees, based upon the market opportunities for the relevant franchisee. We frequently negotiate with Pepsi-Cola Company for funding based upon the opportunities for the relevant franchisee. We frequently negotiate

> with Pepsi-Cola Company for funding based upon the opportunities and market conditions which exist in our territories.

Notwithstanding the foregoing explanation, the Company lacks the power or authority to unilaterally increase the marketing support payments it receives from PepsiCo. Nor does the Company have the ability to put into place a new marketing and pricing support program. It is worthwhile to note that management performed an investigation of the level of marketing support the Company received from PepsiCo in 2002 and continually negotiates marketing support levels with PepsiCo. The Proposal seeks to regulate the actual level of support and incentives ("eliminating an annual marketing support shortfall from Pepsico of $105 million") and institute a support system that provides for consistent bottler incentives – actions the Company has no power to take.

Based on the foregoing, the Proposal is properly excludable from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6).

4. <u>The Proposal may be omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(13) because it relates to specific amounts of cash dividends.</u>

Rule 14a-8(i)(13) permits the exclusion of a shareholder proposal from the proxy materials "[i]f the proposal relates to specific amounts of cash or stock dividends." Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(13) because it relates to setting the Company's dividend pursuant to a specific formula.

The Proposal would set the appropriate level of dividends

The Proponent calls upon the Company to use a formula for the amount of dividends, namely to establish a dividend payout equal to that of PepsiCo. In Lydall, Inc. (Mar. 28, 2000), the staff of the Commission did not recommend enforcement action with respect to a company's decision to omit a proposal calling for a dividend of not less than 50% of net annual income. The staff of the Commission has consistently permitted the omission of proposals, such as the Proposal, that purport to establish a formula for the payment of dividends. See International Business Machines Corporation (December 9, 1999); Tri-Continental Corporation (February 11, 1999); Safeway, Inc. (March 4, 1998); SL Industries, Inc. (August 13, 1996); General Electric Company (January 31, 1990); and Workingmens Corp. (April 21, 1989).

Based on the foregoing, the Proposal is properly excludable from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(13).

5. The Proposal may be omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(3) because it is misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal from the proxy materials "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Proposal contains various misleading statements

The Proposal makes reference to "an annual marketing support shortfall from PepsiCo of $105 million." Even if the Proponent's claim was true, which as noted above we contest, the Proposal does not present factual support for the Proponent's allegation that the Company receives insufficient support from PepsiCo. Nor does the Proponent clarify that such unfounded assertion is merely his belief. By failing to mention that the difference in marketing support levels between the Company and PBG is due to the fact that PBG has approximately three times the net revenue of the Company, the statement is simply designed to inflame the Company's shareholders.

Because the Proposal would mislead investors into believing that the Company has been receiving an improper level of support from PepsiCo, the Proposal is contrary to Rule 14a-9 and is therefore properly excludable from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

In addition, each "whereas" clause used by the Proponent to introduce his resolutions contains inflammatory statements, which the Proponent fails to indicate are statements of his belief, rather than statements of fact:

> WHEREAS, from 1999 to now, PepsiAmericas (PAS) Board of Directors has presided over market value destruction of $610 million or 23%; and
>
> WHEREAS, PepsiAmericas continues not to earn its cost of capital, thus destroying value; and
>
> WHEREAS, management has failed to achieve a balance between managing for growth and managing for value; and
>
> WHEREAS, last year, the board rewarded value destruction with sizeable restricted (zero cost) stock awards.

Because statements in the "whereas" clauses are contrary to Rule 14a-9, such statements are properly excludable from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

Further, the Company believes that the Proposal would require significant editing in order to achieve compliance with the proxy rules. As set forth in Staff Legal Bulletin (CF) No. 14 (July 13, 2001), "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." The Company believes that the Proposal falls into this category and should be excluded from the Company's 2004 Proxy Materials in its entirety.

6. The Proposal may be omitted from the Company's 2004 Proxy Materials under Rule 14a-8(c) because it constitutes multiple shareholder proposals.

As noted above, the Proposal represents seven different proposals. As a result, the Proposal is eligible for exclusion under the procedural requirement set forth in Exchange Act Rule 14a-8(c) which limits a shareholder to the submission of "no more than one proposal to a company for a particular shareholders' meeting."

The Proposal constitutes several distinct and separate proposals

The Proponent sent his original proposal to an address other than that listed in the 2003 Proxy Materials for 2004 shareholder proposals. As a result, this delayed receipt by the Corporate Secretary by approximately one week. The Company then advised the Proponent that he had submitted multiple proposals. The Proponent then responded to such notice.

The Proponent's amended and restated proposal is the subject matter of this letter. Although the Company believes it has demonstrated cooperation with the Proponent by accepting an improperly addressed proposal and by accepting the amended and restated proposal, the Proposal still constitutes multiple proposals for the same meeting.

The staff of the Commission has previously articulated that a single proposal made up of several separate components will not be treated as multiple proposals for purposes of this exclusion where the components "are closely related and essential to a single well-defined unifying concept." See Exchange Act Release No. 12,999 (Nov. 22, 1976).

However, in the case of the Proposal, the only concept that appears to relate to each component is the maximization of shareholder value. Because maximizing shareholder value is the nature of business for each and every for-profit entity, it is impossible to suggest that it constitutes a single well-defined unifying concept. Instead, the Proponent has attempted to circumvent the "one proposal" rule by combining several separate and distinct proposals into a single submission. See Bob Evans Farms, Inc. (May 31, 2001) and Enova Corp. (Feb. 9, 1998).

7. Summary

Based on the arguments set forth above, we respectfully request the staff of the Commission to confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2004 Proxy Materials.

In accordance with Rule 14a-8(j), the Company has notified the Proponent, by copy of this letter, of its intention to omit the Proposal from the Company's 2004 Proxy Materials.

If you disagree with the Company's conclusions regarding omission of the Proposal, or if any additional information is desired, we would appreciate an opportunity to speak with you prior to the issuance of your response. If you have any questions regarding this request or need any additional information, please call me at (612) 977-8573.

Very truly yours,

Brian D. Wenger

Attachment

cc: Robert C. Pohlad (via facsimile)
Alexander R. Lehmann (via certified mail / return receipt requested)

ATTACHMENT A

12/31/03
Amended Shareholder Proposal to PepsiAmericas (Changes Initialed)

Alexander R. Lehmann
812 Sleepy Hollow Road
Briarcliff Manor, New York 10510

November 21, 2003

Proposal to PepsiAmericas, Inc., 3880 Dain Rauscher Plaza, 60 South Sixth Street, Minneapolis, MN 55402, for inclusion in the company's 2004 proxy statement and for action at the 2004 annual meeting.

WHEREAS, from 1999 to now, PepsiAmericas (PAS) Board of Directors has presided over market value destruction of $~~740~~ 610 million or ~~28~~ 13%; and

WHEREAS, PepsiAmericas continues not to earn its cost of capital, thus destroying value; and

WHEREAS, management has failed to achieve a ~~necessary~~ balance between managing for growth and managing for value; and

WHEREAS, last year, the board rewarded value destruction with sizeable restricted (zero cost) stock awards.

BE IT RESOLVED, that PAS' Board of Directors, assert its fiduciary duty to represent and protect all owners and direct management to pursue the company's objective to maximize shareholder value by focusing its business planning and execution on available value creating strategies. Available strategies that would add market value include

Eliminating an annual marketing support shortfall from Pepsico of $105 million;

Examining ownership alternatives for $270 million of PAS' value destroying European assets;

2 Amended shareholder proposal 12/31/03, continued

Decreasing continuing reinvestment risk by increasing PAS' dividend payout to approximate Pepsico's payout level;

Working with Pepsico in developing an equitable pricing and marketing support system that provides for consistent and comparative bottler accounting;

Exploring with Pepsico the desirability and feasibility of returning PAS to the market for control; and

Using criteria deriving from these value creating strategies to support future changes in management compensation.

Supporting Statement

Given continuing PAS underperformance and value destruction, ~~it appears that~~ PAS directors representing the controlling owners need to exercise their fiduciary duty to represent all owners ~~. If they did, all directors would~~ and be a resource to management in achieving the company's objective of maximizing shareholder value. In that process a balance between managing for growth and managing for value is critical because the primary objective of Pepsico, the controlling owner of PAS, is volume growth. Due to that important difference in objectives, Pepsico has significant influence on PAS' strategies. PAS' board of directors has acknowledged that there may be conflicts of interest. Pepsico agrees that eg. it will be extremely difficult for a third party to acquire control of PAS without its cooperation.

3 Amended shareholder proposal 12/31/03, continued

As long as these constraints to value creation hold, PAS' board of directors cannot effectively represent the interests of all owners.

Please vote for this proposal if you agree.

Alexander R. Lehmann
812 Sleepy Hollow Road
Briarcliff, NY 10510

January 7, 2004

US Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: PepsiAmericas, Inc. (File No. 1-15019)
Intention to Omit Shareholder Proposal of
Alexander R. Lehmann dated 11/21/03
Letter of 1/2/04 from Briggs and Morgan,
Minneapolis, MN 55402

Ladies and Gentlemen,

As a 20-year shareholder of PepsiAmericas (PAS) and its predecessor companies, attempting to take seriously my rights and obligations as a co-owner of the company, I ask respectfully that the SEC not concur with PAS' flawed and unacceptable reasoning to justify its omission of my proposal from its 2004 proxy materials.

Also, please note that my proposal to PAS and that to PepsiCo are interrelated. Please see PepsiCo letter (File No. 1-1183) of 12/30/03 and my response of 1/5/04.

My proposal to PAS is but one proposal and not seven (Briggs and Morgan, p. 2). It is that PAS' directors direct management to pursue the objective of maximizing shareholder value by focusing its business planning and execution on available value creating strategies. There are two major difficulties with this objective, for PAS' board of directors to sort out. The first is that PAS' board of directors is caught between competing objectives. There is the objective of PepsiCo, PAS' controlling owner and franchisor. PEP wants volume and volume growth above all else. Then there is PAS' management that supports the objective of maximizing shareholder value but also defers to PEP, insisting that 'our first priority ... is growth' while believing that 'our philosophy of investing wisely respects value.' Talking about the philosophy of maximizing shareholder value is, however, not the same as executing on available strategies to achieve that goal.

The second difficulty with the objective of maximizing shareholder value is mine. Management creates additional value for the owners whenever cash returns on capital are rising and exceed the weighted cost of capital. PAS' return on invested capital (ROIC) is below its cost of capital. ROIC is but one accounting measure of return but not neces
the one leading to value creation. That is why I have aske

company for its definition of the term, without success. The difficulty is, as Briggs and Morgan points out on page 10 of its 1/2/04 submission to the SEC, that for purposes of a shareholder proposal, maximizing shareholder value is a single well defined unifying concept only if a board of directors and a management can accept its clear meaning and recognize that a corporation typically has numerous alternatives or strategies to achieve that unifying concept.

That is why I needed to list available strategy options, obvious to informed owners. These options flow directly from the basic objective but are not in themselves new or additional objectives. In my view, each strategy option listed would add value to PAS, if management were to execute on it. None of the options listed, however, would equate to actually reaching the overriding objective of maximizing shareholder value. Clearly, each strategy option is also not part of PAS ordinary business. If it were, Briggs and Morgan would not have to work so hard to exclude my proposal from shareholder consideration.

That said, PAS has five planners, including its CEO, on its roster of executive officers - unusually high for a $3 billion plus corporation. It would be their task to make reasonable efforts to explore, examine, negotiate, work with PEP, and develop each strategy alternative into actionable proposals that PAS' board of directors could approve.

I also note that I do not claim that my list of strategy alternatives is complete. I set no priorities and no deadline. To assist PAS, I will rephrase here eg. the strategy of 'eliminating an annual marketing support shortfall from Pepsico of $105 million' to read

> 'Promoting PepsiCo products well enough to earn increasing PepsiCo marketing support payments equal to the level received by PEP's no. 1 bottler in terms of its % of ebitda cashflow, for the benefit of PEP and PAS shareholders.'

Other objectionable wordings of strategy alternatives could be similarly rephrased. Eg, with respect to PAS' European assets, I did not say, 'divest.' I said directors should direct management to examine or explore ownership alternatives. After all, assets not earning their cost of capital and worth X to A may be worth Xplus to B. It is Management 101 to examine or explore options. As it stands, the European operations will not earn their cost of capital for years to come and therefore continue to destroy value.

PAS claims that it does not have the power or authority to deal with marketing support and two other value creating strategies (see Briggs and Morgan, p. 2). Here management is either underestimating or underplaying its importance to PEP. Recognizing that PEP ~~here~~ is the larger and stronger power in an unequal relationship, PAS' board of directors must nonetheless represent the interests of all its owners. At a minimum, the PAS board should charge management to at least try to negotiate what may appear to be non-negotiable. For PAS to say that 'we are eg satisfied with our support' is less than satisfactory. In this context, management may want to reread 'The Little Engine That Could.' 1)

Finally, I base my 'whereas' statements on facts and not on beliefs. The facts (see Briggs and Morgan, p. 9) may be unpleasant to PAS' board of directors and management but I can support each of them. Eg, PAS' value destruction is a fact. In 1999, PAS' average share price plus dividends was $18.88; average market value was $2 626 million. On 12/19/03, the ytd '03 average 2) ~~market value~~ was $14.12 including dividends for an average market value of $2 019 million. The negative difference is $607 million, rounded to $610 million.

No shareholder should attempt to micro-manage a corporation and I know well enough not to try. Results over time are up to management. That does not exclude that a board of directors charge management to pursue the objective which is generally seen as a unifying concept. The strategies I listed support the objective but do not add new ones.

Thank you very much for giving this your attention and consideration.

Sincerely yours,

[signature]

Enclosures

Briggs and Morgan letter to SEC of 1/2/04 (handwritten notes are mine) with A R Lehmann proposal attached.

PS. My telephone is 914 941 0012.

1) 'Excellence-An American Treasury, Westvaco, 1988, p. 79

2) Share price

2200 IDS CENTER
80 SOUTH EIGHTH STREET
MINNEAPOLIS, MINNESOTA 55402
TELEPHONE (612) 977-8400
FACSIMILE (612) 977-8650

BRIGGS AND MORGAN

PROFESSIONAL ASSOCIATION

WRITER'S DIRECT DIAL
(612) 977-8573
WRITER'S E-MAIL
bwenger@briggs.com

January 2, 2004

R 1/5/04

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street NW
Washington DC 20549

**Re: PepsiAmericas, Inc. (File No. 1-15019)
Intention to Omit Shareholder Proposal of
Alexander R. Lehmann**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice to the Securities and Exchange Commission (the "Commission"), on behalf of PepsiAmericas, Inc. (the "Company"), of the Company's intention to omit from its proxy materials (the "2004 Proxy Materials") for its 2004 Annual Meeting of Shareholders (the "Annual Meeting") the proposal and supporting statement submitted by Alexander R. Lehmann (the "Proponent"), dated November 21, 2003, as amended and restated on December 31, 2003 (which proposal and supporting statement are herein referred to as the "Proposal") (attached as Attachment A). As required by Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

The Proponent has requested that the following resolutions be considered and voted upon at the Annual Meeting:

> BE IT RESOLVED, that PAS' Board of Directors assert its fiduciary duty to represent and protect all owners and direct management to pursue the company's objective to maximize shareholder value by focusing its business planning and execution on available value creating strategies. Available strategies that would add market value include
>
> > Eliminating an annual marketing support shortfall from Pepsico of $105 million;

> Examining ownership alternatives for $270 million of PAS' value destroying European assets;
>
> Decreasing continuing reinvestment risk by increasing PAS' dividend payout to approximate Pepsico's payout level;
>
> Working with Pepsico in developing an equitable pricing and marketing support system that provides for consistent and comparative bottler incentives;
>
> Exploring with Pepsico the desirability and feasibility of returning PAS to the market for control; and
>
> Using criteria deriving from these value creating strategies to support future changes in management compensation.

The Proposal actually sets forth seven distinct proposals, namely requests that the Company (1) direct management to pursue shareholder value, (2) increase support payments from PepsiCo, (3) consider disposing of European assets, (4) increase the dividend to a specified level, (5) develop a pricing and marketing support system, (6) develop a plan for reducing PepsiCo's interest in the Company, and (7) use compensation criteria that lead to value creation.

Because the Proposal contains seven different proposals, we have included the following chart for ease in reviewing the Company's substantive objections. In addition, the Proposal also is excludable on procedural grounds under Rule 14a-8(c) as discussed at the end of this letter.

	Substantially Implemented	Ordinary Business	Lack Power or Authority	Specific Dividends	False and Misleading
Direct Management to Pursue Value	X				
Increase PepsiCo Support Payments		X	X		X
Consider Disposing of European Assets		X			
Increase Dividend to Specific Level		X		X	
Develop Pricing and Marketing Support System		X	X		
Develop Plan for Reducing PepsiCo's Interest			X		
Use Compensation Criteria that Lead to Value Creation	X	X			

1. **The Proposal may be omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(10) because it relates to matters that the Company has already substantially implemented.**

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from the proxy materials "[i]f the company has already substantially implemented the proposal." The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it relates to matters that the Company has already implemented.

Management repeatedly acknowledges its goal of maximizing shareholder value

In the Company's opposition statement contained in the proxy materials (the "2002 Proxy Materials") for its 2002 Annual Meeting of Shareholders, in response to an earlier shareholder proposal from the Proponent ("Be it resolved that it is high time for PAS' board of directors to perform its fiduciary duty and start protecting the longer term interests of all shareholders and to direct management to vigorously pursue the overriding objective set in early 1999 of 'maximizing shareholder value' by..."), the Company reiterated its focus on maximizing shareholder value:

> We agree with the premise of Mr. Lehmann's proposal that the corporation should focus on maximizing shareholder value and that increasing our return on invested capital is an important component of shareholder value.

Yes! - I should

In the 2002 Proxy Materials, the Company set forth, in detail, the strategies it sought, and currently seeks, to use to effectuate improved shareholder value: ≠ Value

> Our focus for 2002 is on U.S. volume growth and continuing improvements toward international ~~profitability~~. Conscious of our fiduciary duties and the ***long-term interests of shareholders***, we have articulated the following corporate strategies to effectuate those goals:
>
> - Grow the top line;
> - Improve efficiency;
> - Acquire contiguous territories domestically; and

- Continue to build toward international profitability by participating in all growing beverage categories and rationalizing distribution. *(emphasis added)*

Since the distribution of the 2002 Proxy Materials, the Company has made repeated references to the importance of improving shareholder value. In the first quarter 2003 conference call, the Chairman and Chief Executive Officer of the Company stated, "We know the bottom line for all of us is to increase shareholder value through profitable growth and returns in excess of our cost of capital, and that continues to be our goal." At a presentation hosted by Prudential Securities on September 3, 2003, the Chief Financial Officer of the Company stated, "So, to sum up, our goal is to build a healthy, growing beverage company and increase shareholder value." In the third quarter 2003 conference call, the Chairman and Chief Executive Officer of the Company stated, "I believe that our performance this quarter, both in terms of costs and execution, is evidence of an organization that is focused on delivering positive return to our shareholders."

What is the action to achieve the goal?

In summary, the Proposal calls upon the Company's board of directors to direct management to pursue a goal of maximizing shareholder value. The 2002 Proxy Materials contained the board's affirmative statement that the Company "should focus on maximizing shareholder value." The Company has made numerous other recent public announcements reaffirming this goal. Having made clear that maximizing shareholder value is the goal that management pursues, which exactly encompasses the action requested by the Proposal, the Company does not believe it should be required to present this matter to its shareholders.

The Company's incentive compensation plan is linked directly to value creation

The Proponent suggests that the Company should alter management compensation using criteria derived from value creating strategies. The Company set forth the following disclosure about incentive compensation in the proxy materials (the "2003 Proxy Materials") for its 2003 Annual Meeting of Shareholders:

> The executive officers named in the summary compensation table, together with approximately 86 additional executives and managers of PepsiAmericas, Pepsi General and P-Americas, participate in the Annual Incentive Compensation Plan. Target amounts payable under this plan are established annually and are proportionate to each participant's accountability for PepsiAmericas' business plans. The actual value of compensation these executives earn under this plan is based primarily on a formula which relates the target amounts and objectives we establish to corporate and subsidiary financial results and functional performance objectives. In 2002, there were three

> components to the Annual Incentive Compensation Plan: operating income (40%), sales growth (30%) and a function specific measure (30%). As general managers, Mr. Pohlad and Mr. Keiser's bonus measures were operating income, sales volume and net revenue. The other executive officers named in the summary compensation table had similar financial measures used to determine payments under the plan.

Operating income, sales growth and function specific measures (measures that specifically target initiatives that drive shareholder value) are all matters that deal with value creation. These objective performance measures were specifically designed to link incentive compensation to the enhancement of shareholder value. In fact, the same performance measures described above were used for incentive compensation determinations during 2003 as well. Because such standards have been implemented independent of the Proponent's request that the Company take steps to link management compensation to value creation, the Company does not believe it should be required to present this matter to its shareholders.

Based on the foregoing, the Proposal is properly excludable from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(10).

2. **The Proposal may be omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(7) because it relates to ordinary business matters.**

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from the proxy materials "i[f] the proposal deals with a matter relating to the company's ordinary business operations." The Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to ordinary business matters. The staff of the Commission provided the following explanation of this basis for exclusion in Exchange Act Release No. 34-40018 (May 21, 1998):

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

Administration of management compensation is a matter of ordinary business

The Proponent has requested that the board utilize compensation criteria that link management compensation to value creation. The implementation of a compensation standard for a company's "management" is a subject of ordinary business operations and, therefore, clearly outside the scope of shareholder matters. Further, the Proposal lacks social policy concerns which could cause its subject matter to transcend day-to-day business matters.

In Xerox Corp. (Mar. 31, 2000), the staff of the Commission did not recommend enforcement action with respect to a company's decision to omit a proposal calling upon the company to provide a target level of compensation and benefits to employees. See also Merck & Co., Inc. (Mar. 6, 2000). Proposals dealing with compensation of other than executive officers and directors, such as the Proposal offered by the Proponent, cannot properly be addressed by shareholders at an annual meeting because they are proposals relating to ordinary business matters.

Disposition of European assets is a matter beyond the scope of shareholder action

The Proponent also has asked the Company to consider the disposition of its European assets. The Company, the second largest Pepsi bottler, has operations in 18 states as well as Puerto Rico, Jamaica, the Bahamas, Trinidad and Tobago, Poland, Hungary, the Czech Republic and Republic of Slovakia. Depriving management of a multi-national corporation of the ability to make decisions regarding the geographical allocation of corporate resources would remove from management ultimate control over ordinary business affairs.

In addition, the Company believes this element of the Proposal constitutes an effort to "micro-manage" the Company's business affairs by probing into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. See Exchange Act Release No. 34-40018 (May 21, 1998).

Support payments, pricing and marketing programs and dividend levels are matters over which management must retain ultimate responsibility

Other elements of the Proposal also constitute further efforts to micro-manage the Company, including the Proponent's requests that the Company eliminate "an annual marketing support shortfall from Pepsico of $105 million," develop a "pricing and marketing support system that provides for consistent and comparative bottler incentives," and increase its "dividend payout to approximate Pepsico's payout level."

Pursuant to its marketing programs, PepsiCo provides support payments to its bottlers, including the Company and The Pepsi Bottling Group, Inc. ("PBG"), to support sales campaigns and incent bottlers. Extensive negotiations regarding these payments regularly occur. Even if the Company were able to restructure PepsiCo's marketing program, which it cannot, such topic would be within the purview of management. With respect to dividends, management of the Company regularly reviews the appropriate level of dividends and makes board recommendations. Support payments, marketing programs and dividend payouts are all complex matters that require, and receive, the attention of management. These elements of the Proposal involve ordinary business matters. Further, such elements also may be excluded pursuant to Rule 14a-8(i)(6), Rule 14a-8(i)(13) and Rule 14a-8(i)(3) as set forth below.

Based on the foregoing, the Proposal is properly excludable from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(7).

3. **The Proposal may be omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(6) because it relates to matters which the Company lacks the power or authority to implement.**

Rule 14a-8(i)(6) permits the exclusion of a shareholder proposal from the proxy materials "[i]f the company would lack the power or authority to implement the proposal." The Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(6) because it relates to matters that the Company lacks the power or authority to implement.

PepsiCo makes its own investment decisions

The Proponent calls upon the Company to explore with PepsiCo "returning [the Company] to the market for control." In plain English, the Proponent is asking the Company to reduce PepsiCo's ownership interest in the Company. It is indisputable that the Company has no control over whether PepsiCo continues to own its stock in the Company. The Proponent argues that the value of the Company is artificially suppressed by this ownership percentage. Even if the Proponent's claim was true, which we contest, the Company is simply unable to cause PepsiCo to relinquish its ownership interest. In fact, in the fall of 2003, PepsiCo advised the Company that it had no plans to reduce its ownership interest in the Company. The Company is simply unable to achieve the Proponent's goal of reducing PepsiCo's interest in the Company.

?? I have set no goals.

The Company cannot unilaterally increase PepsiCo's support payments or institute a pricing and marketing support program because PepsiCo makes those decisions

The Proponent asks the Company to increase PepsiCo's level of marketing support and develop a pricing and marketing support system that provides for consistent bottler incentives. As explained above, such payments are the subject of extensive negotiations between PepsiCo and its bottlers within the parameters of the marketing programs established by PepsiCo. In the 2002 Proxy Materials, in response to an earlier shareholder proposal from the Proponent, the Company explained:

> We are in continual dialogue with Pepsi-Cola Company about the level of marketing support provided to our company. Pepsi-Cola Company has hundreds of franchisees. It provides many different levels of support to these franchisees, based upon the market opportunities for the relevant franchisee. We frequently negotiate with Pepsi-Cola Company for funding based upon the opportunities for the relevant franchisee. We frequently negotiate

> with Pepsi-Cola Company for funding based upon the opportunities and market conditions which exist in our territories.

Notwithstanding the foregoing explanation, the Company lacks the power or authority to unilaterally increase the marketing support payments it receives from PepsiCo. Nor does the Company have the ability to put into place a new marketing and pricing support program. It is worthwhile to note that management performed an investigation of the level of marketing support the Company received from PepsiCo in 2002 and continually negotiates marketing support levels with PepsiCo. The Proposal seeks to regulate the actual level of support and incentives ("eliminating an annual marketing support shortfall from Pepsico of $105 million") and institute a support system that provides for consistent bottler incentives – actions the Company has no power to take.

Based on the foregoing, the Proposal is properly excludable from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6).

4. The Proposal may be omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(13) because it relates to specific amounts of cash dividends.

Rule 14a-8(i)(13) permits the exclusion of a shareholder proposal from the proxy materials "[i]f the proposal relates to specific amounts of cash or stock dividends." Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(13) because it relates to setting the Company's dividend pursuant to a specific formula.

The Proposal would set the appropriate level of dividends

The Proponent calls upon the Company to use a formula for the amount of dividends, namely to establish a dividend payout equal to that of PepsiCo. In Lydall, Inc. (Mar. 28, 2000), the staff of the Commission did not recommend enforcement action with respect to a company's decision to omit a proposal calling for a dividend of not less than 50% of net annual income. The staff of the Commission has consistently permitted the omission of proposals, such as the Proposal, that purport to establish a formula for the payment of dividends. See International Business Machines Corporation (December 9, 1999); Tri-Continental Corporation (February 11, 1999); Safeway, Inc. (March 4, 1998); SL Industries, Inc. (August 13, 1996); General Electric Company (January 31, 1990); and Workingmens Corp. (April 21, 1989).

Based on the foregoing, the Proposal is properly excludable from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(13).

5. The Proposal may be omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(3) because it is misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal from the proxy materials "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Proposal contains various misleading statements

The Proposal makes reference to "an annual marketing support shortfall from PepsiCo of $105 million." Even if the Proponent's claim was true, which as noted above we contest, the Proposal does not present factual support for the Proponent's allegation that the Company receives insufficient support from PepsiCo. Nor does the Proponent clarify that such unfounded assertion is merely his belief. By failing to mention that the difference in marketing support levels between the Company and PBG is due to the fact that PBG has approximately three times the net revenue of the Company, the statement is simply designed to inflame the Company's shareholders.

Because the Proposal would mislead investors into believing that the Company has been receiving an improper level of support from PepsiCo, the Proposal is contrary to Rule 14a-9 and is therefore properly excludable from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

In addition, each "whereas" clause used by the Proponent to introduce his resolutions contains inflammatory statements, which the Proponent fails to indicate are statements of his belief, rather than statements of fact:

> WHEREAS, from 1999 to now, PepsiAmericas (PAS) Board of Directors has presided over market value destruction of $610 million or 23%; and
>
> WHEREAS, PepsiAmericas continues not to earn its cost of capital, thus destroying value; and
>
> WHEREAS, management has failed to achieve a balance between managing for growth and managing for value; and
>
> WHEREAS, last year, the board rewarded value destruction with sizeable restricted (zero cost) stock awards.



Because statements in the "whereas" clauses are contrary to Rule 14a-9, such statements are properly excludable from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

Further, the Company believes that the Proposal would require significant editing in order to achieve compliance with the proxy rules. As set forth in Staff Legal Bulletin (CF) No. 14 (July 13, 2001), "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." The Company believes that the Proposal falls into this category and should be excluded from the Company's 2004 Proxy Materials in its entirety.

6. The Proposal may be omitted from the Company's 2004 Proxy Materials under Rule 14a-8(c) because it constitutes multiple shareholder proposals.

As noted above, the Proposal represents seven different proposals. As a result, the Proposal is eligible for exclusion under the procedural requirement set forth in Exchange Act Rule 14a-8(c) which limits a shareholder to the submission of "no more than one proposal to a company for a particular shareholders' meeting."

The Proposal constitutes several distinct and separate proposals

The Proponent sent his original proposal to an address other than that listed in the 2003 Proxy Materials for 2004 shareholder proposals. As a result, this delayed receipt by the Corporate Secretary by approximately one week. The Company then advised the Proponent that he had submitted multiple proposals. The Proponent then responded to such notice.

The Proponent's amended and restated proposal is the subject matter of this letter. Although the Company believes it has demonstrated cooperation with the Proponent by accepting an improperly addressed proposal and by accepting the amended and restated proposal, the Proposal still constitutes multiple proposals for the same meeting.

The staff of the Commission has previously articulated that a single proposal made up of several separate components will not be treated as multiple proposals for purposes of this exclusion where the components "are closely related and essential to a single well-defined unifying concept." See Exchange Act Release No. 12,999 (Nov. 22, 1976).

However, in the case of the Proposal, the only concept that appears to relate to each component is the maximization of shareholder value. Because maximizing shareholder value is the nature of business for each and every for-profit entity, it is impossible to suggest that it constitutes a single well-defined unifying concept. Instead, the Proponent has attempted to circumvent the "one proposal" rule by combining several separate and distinct proposals into a single submission. See Bob Evans Farms, Inc. (May 31, 2001) and Enova Corp. (Feb. 9, 1998).

'Maximizing shareholder value' is a single, exceedingly well defined concept - the subject of much ...

7. **Summary**

Based on the arguments set forth above, we respectfully request the staff of the Commission to confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2004 Proxy Materials.

In accordance with Rule 14a-8(j), the Company has notified the Proponent, by copy of this letter, of its intention to omit the Proposal from the Company's 2004 Proxy Materials.

If you disagree with the Company's conclusions regarding omission of the Proposal, or if any additional information is desired, we would appreciate an opportunity to speak with you prior to the issuance of your response. If you have any questions regarding this request or need any additional information, please call me at (612) 977-8573.

Very truly yours,

Brian D. Wenger

Attachment
cc: Robert C. Pohlad (via facsimile)
Alexander R. Lehmann (via certified mail / return receipt requested)

ATTACHMENT A

12/31/03
Amended Shareholder Proposal to PepsiAmericas (Changes Initialed)

Alexander R. Lehmann
812 Sleepy Hollow Road
Briarcliff Manor, New York 10510

November 21, 2003

Proposal to PepsiAmericas, Inc., 3880 Dain Rauscher Plaza, 60 South Sixth Street, Minneapolis, MN 55402, for inclusion in the company's 2004 proxy statement and for action at the 2004 annual meeting.

WHEREAS, from 1999 to now, PepsiAmericas (PAS) Board of Directors has presided over market value destruction of $~~740~~ 610 million or ~~28~~ 23%; and

WHEREAS, PepsiAmericas continues not to earn its cost of capital, thus destroying value; and

WHEREAS, management has failed to achieve ~~a necessary~~ balance between managing for growth and managing for value; and

WHEREAS, last year, the board rewarded value destruction with sizeable restricted (zero cost) stock awards.

BE IT RESOLVED, that PAS' Board of Directors, assert its fiduciary duty to represent and protect all owners and direct management to pursue the company's objective to maximize shareholder value by focusing its business planning and execution on available value creating strategies. Available strategies that would add market value include

Eliminating an annual marketing support shortfall from Pepsico of $105 million;

Examining ownership alternatives for $270 million of PAS' value destroying European assets;

2 Amended shareholder proposal 12/31/03, continued

Decreasing continuing reinvestment risk by increasing PAS' dividend payout to approximate Pepsico's payout level;

Working with Pepsico in developing an equitable pricing and marketing support system that provides for consistent and comparative bottler accounting;

Exploring with Pepsico the desirability and feasibility of returning PAS to the market for control; and

Using criteria deriving from these value creating strategies to support future changes in management compensation.

Supporting Statement

Given continuing PAS underperformance and value destruction, ~~it appears that~~ PAS directors representing the controlling owners need to exercise their fiduciary duty to represent all owners ~~. If they did, all directors would~~ and be a resource to management in achieving the company's objective of maximizing shareholder value. In that process a balance between managing for growth and managing for value is critical because the primary objective of Pepsico, the controlling owner of PAS, is volume growth. Due to that important difference in objectives, Pepsico has significant influence on PAS' strategies. PAS' board of directors has acknowledged that there may be conflicts of interest. Pepsico agrees that eg. it will be extremely difficult for a third party to acquire control of PAS without its cooperation.

3 Amended shareholder proposal 12/31/03, continued

As long as these constraints to value creation hold, PAS' board of directors cannot effectively represent the interests of all owners.

Please vote for this proposal if you agree.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.